Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   31-Jan-2020

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Dec-2019	31-Jan-2020
Determination Date	13-Feb-2020	
Record Date	14-Feb-2020	
Payment Date	18-Feb-2020	
Interest Period of the Class A-1 Notes (from... to)	29-Jan-2020	18-Feb-2020 Actual/360 Days 20
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 2/15/2020	29-Jan-2020	15-Feb-2020 30/360 Days 16

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	289,000,000.00	197,336,207.47	91,663,792.53	317.175753	0.682824
Class A-2 Notes	570,000,000.00	570,000,000.00	570,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	520,000,000.00	520,000,000.00	520,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**1,514,100,000.00**	**1,422,436,207.47**	**91,663,792.53**		
Overcollateralization	256,702,694.31	256,702,694.31	276,356,406.79			
Total Securitization Value	**1,770,802,694.31**	**1,770,802,694.31**	**1,698,792,614.26**			
present value of lease payments	741,460,084.21	741,460,084.21	675,161,702.77			
present value of Base Residual Value	1,029,342,610.10	1,029,342,610.10	1,023,630,911.49			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	276,356,406.79	15.61%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	91,663,792.53	317.175753
Class A-2 Notes	1.820000%	461,066.67	0.808889	461,066.67	0.808889
Class A-3 Notes	1.840000%	425,244.44	0.817778	425,244.44	0.817778
Class A-4 Notes	1.880000%	112,883.56	0.835556	112,883.56	0.835556
Total		**999,194.67**		**$92,662,987.20**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	1,682,262,559.59	1,610,252,479.54

Available 2020-A Collections		Distribution on the Exchange Note	
Lease Payments Received	68,367,373.87	(1) Total Servicing Fee	2,951,337.82
Net Sales Proceeds-early terminations (incl Defaulted Leases)	24,849,438.52	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	2,275,436.05	(2) Exchange Note Interest Distributable Amount (1.89%)	1,413,100.55
Excess wear and tear included in Net Sales Proceeds	18,961.46	(3) Exchange Note Principal Distributable Amount	91,249,886.65
Excess mileage included in Net Sales Proceeds	122,594.61	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	95,492,248.44		
Repurchase Payments	109,412.63		
Advances made by the Servicer	0.00		
Investment Earnings	12,663.95	(5) Remaining Funds Payable	0.00
Total Available Collections	**95,614,325.02**	**Total Distribution**	**95,614,325.02**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	92,662,987.20	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	999,194.67
Total Available Funds	**92,662,987.20**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	91,663,792.53
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	0.00
		Total Distribution	**92,662,987.20**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,951,337.82	2,951,337.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	999,194.67	999,194.67	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	461,066.67	461,066.67	0.00
thereof on Class A-3 Notes	425,244.44	425,244.44	0.00
thereof on Class A-4 Notes	112,883.56	112,883.56	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	999,194.67	999,194.67	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	91,663,792.53	91,663,792.53	0.00
Principal Distribution Amount	91,663,792.53	91,663,792.53	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	580.59
minus Net Investment Earnings	580.59
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	580.59
Net Investment Earnings on the Exchange Note	
Collection Account	12,083.36
Investment Earnings for the Collection Period	12,663.95

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $288M (15.6%), Class A-2 Notes $570M (31.0%), Class A-3 Notes $520M (28.2%), Class A-4 Notes $135M (7.3%), Certificates $328M (17.8%), Total $1,841M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $92,049,356.58, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	1,770,802,694.31	41,713
Principal portion of lease payments	46,388,520.32	
Terminations- Early	22,287,299.47	
Terminations- Scheduled	1,325,180.88	
Repurchase Payment (excluding interest)	109,412.63	
Gross Losses	1,899,666.75	
Securitization Value end of Collection Period	1,698,792,614.26	41,070

Pool Factor	95.93%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	24.11
Weighted Average Seasoning (months)	13.43	14.28
Aggregate Base Residual Value	1,199,619,731.80	1,179,457,552.35
Cumulative Turn-in Ratio		86.40%
Proportion of base prepayment assumption realized life to date		198.22%
Actual lifetime prepayment speed		0.68%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,695,999,763.27	41,015	99.84%
31-60 Days Delinquent	2,429,272.81	46	0.14%
61-90 Days Delinquent	317,729.87	8	0.02%
91-120 Days Delinquent	45,848.31	1	0.00%
Total	1,698,792,614.26	41,070	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.021%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,124,902.00	26	1,124,902.00	26
Liquidation Proceeds	1,186,403.54		1,186,403.54	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	(61,501.54)		(61,501.54)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.021)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.021)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.003)%

Average Net Credit Loss / (Gain)   (2,365.44)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	24,387,245.10	615	24,387,245.10	615
Sales Proceeds and Other Payments Received	25,202,812.65		25,202,812.65	
Residual Loss / (Gain)	(815,567.55)		(815,567.55)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.282)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.282)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.046)%

Average Residual Loss / (Gain)   (1,326.13)